UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number: 001-41480

Starbox Group Holdings Ltd.

VO2-03-07, Velocity Office 2, Lingkaran SV, Sunway Velocity, 55100
Kuala Lumpur, Malaysia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Starbox Group Holdings Ltd. Announces Share Consolidation

Starbox Group Holdings Ltd., a Cayman Islands company (the “Company”), today announced that the Company plans to effect a consolidation of all of the Company’s (i) authorized issued and unissued Class A ordinary shares, (ii) authorized, issued and unissued Class B ordinary Shares, and (iii) authorized and unissued preferred shares on a 16:1 basis (the “Share Consolidation”), which was approved by the Company’s board of directors on September 9, 2024, and approved by the Company’s shareholders on October 23, 2024. With effect immediately following the Share Consolidation, the Company’s authorized share capital will increase from US$999,000 divided into 55,500,000 shares to US$9,990,000 divided into 555,000,000 shares. As a result of the Share Consolidation, each of (i) the 870,200,000 authorized Class A ordinary shares, issued and unissued, in the Company of US$0.001125 par value will automatically be consolidated into to 54,387,500 Class A ordinary shares of US$0.018 par value each, (ii) the 12,800,000 authorized and issued Class B ordinary shares in the Company of US$0.001125 par value will automatically be consolidated into 800,000 Class B ordinary shares of US$0.018 par value each, and (iii) the 5,000,000 authorized and unissued preferred shares in the Company of US$0.001125 par value will automatically be consolidated into 312,500 preferred shares of US$0.018 par value each, without any action on the part of the shareholders.

Beginning with the opening of trading on October 31, 2024, the Company’s Class A ordinary shares will trade on a post-Share Consolidation basis on the Nasdaq Capital Market under the same symbol “STBX,” but under a new CUSIP number of G8437S123. No fractional shares will be issued in connection with the Share Consolidation. Any fractional shares resulting from the Share Consolidation shall be rounded up such that each shareholder will be entitled to receive one ordinary share in lieu of the fractional share that would have resulted from the Share Consolidation.

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Starbox Group Holdings Ltd.

Date: October 28, 2024	By:	/s/ Lee Choon Wooi
	Name:	Lee Choon Wooi
	Title:	Chief Executive Officer

3